CUSIP No. 01374T102	SCHEDULE 13D	Page 1 of 35

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

ALCENTRA CAPITAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01374T102

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T102	SCHEDULE 13D	Page 2 of 35

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,101,491*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,101,491*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,491*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.6%
14.	Type of Reporting Person (See Instructions) PN

* Excludes cash-settled swaps disclosed herein representing economic exposure to an aggregate of 269,873 shares of Common Stock.

CUSIP No. 01374T102	SCHEDULE 13D	Page 3 of 35

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,101,491*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,101,491*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,491*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.6%
14.	Type of Reporting Person (See Instructions) PN

* Excludes cash-settled swaps disclosed herein representing economic exposure to an aggregate of 269,873 shares of Common Stock.

CUSIP No. 01374T102	SCHEDULE 13D	Page 4 of 35

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,101,491*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,101,491*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,491*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.6%
14.	Type of Reporting Person (See Instructions) PN

* Excludes cash-settled swaps disclosed herein representing economic exposure to an aggregate of 269,873 shares of Common Stock.

CUSIP No. 01374T102	SCHEDULE 13D	Page 5 of 35

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,101,491*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,101,491*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,491*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.6%
14.	Type of Reporting Person (See Instructions) PN

* Excludes cash-settled swaps disclosed herein representing economic exposure to an aggregate of 269,873 shares of Common Stock.

CUSIP No. 01374T102	SCHEDULE 13D	Page 6 of 35

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,101,491*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,101,491*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,491*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.6%
14.	Type of Reporting Person (See Instructions) OO

* Excludes cash-settled swaps disclosed herein representing economic exposure to an aggregate of 269,873 shares of Common Stock.

CUSIP No. 01374T102	SCHEDULE 13D	Page 7 of 35

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,101,491*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,101,491*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,491*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.6%
14.	Type of Reporting Person (See Instructions) IN

* Excludes cash-settled swaps disclosed herein representing economic exposure to an aggregate of 269,873 shares of Common Stock.

CUSIP No. 01374T102	SCHEDULE 13D	Page 8 of 35

Item 1. Security and Issuer

This is the seventh amendment (this “Seventh Amendment”) to the original Schedule 13D, which was filed on December 28, 2017 (the “Original Schedule 13D”), and amended on March 2, 2018 (the “First Amendment”), on July 27, 2018 (the “Second Amendment”), on November 27, 2018 (the “Third Amendment”), on January 25, 2019 (the “Fourth Amendment”), on March 7, 2019 (the “Fifth Amendment”), and on April 4, 2019 (the “Sixth Amendment”). This Seventh Amendment is being filed jointly by Stilwell Value Partners VII, L.P., a Delaware limited partnership (“Stilwell Value Partners VII”); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC. The filers of this statement are collectively referred to herein as the “Group.”

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Alcentra Capital Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Park Avenue, 7th Floor, New York, NY 10166. The amended joint filing agreement of the members of the Group is attached as Exhibit 2 to the Third Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates in Joseph Stilwell’s capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

The business address of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All purchases of shares of Common Stock made by the Group using funds borrowed from Jefferies LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 01374T102	SCHEDULE 13D	Page 9 of 35

Item 4. Purpose of Transaction

We are filing this Seventh Amendment to announce that we have mailed a letter to the Issuer’s shareholders. A copy of this letter is attached as Exhibit 6 to this Seventh Amendment and is also available at http://www.okapivote.com/alcentra.

We informed management at a meeting on January 5, 2018, and reiterated several times throughout the year, that if the Issuer did not repurchase 10% of its shares in 2018, we would seek board representation. They did not do so. On January 25, 2019, we announced that we had served our notice of intent to nominate Corissa B. Porcelli and Michelle D. Bergman (and Kerry G. Campbell as an alternate nominee) for election as directors at the Issuer's upcoming annual meeting. We intend to gain board representation and work to maximize shareholder value at the Issuer.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

THIS SEVENTH AMENDMENT MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF THE SOLICITATION OF PROXIES BY THE GROUP FROM THE ISSUER'S STOCKHOLDERS IN CONNECTION WITH THE ISSUER'S 2019 ANNUAL MEETING. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATING TO THE SOLICITATION BY THE GROUP AND OTHER PARTICIPANTS OF PROXIES FROM THE ISSUER'S STOCKHOLDERS FOR USE AT THE ISSUER'S 2019 ANNUAL MEETING OF STOCKHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN OUR PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTPS://WWW.SEC.GOV.

Since 2000, members or affiliates of the Group have taken an ‘activist position’ in 64 other publicly-traded companies. Currently, members or affiliates of the Group file Schedule 13Ds to disclose greater than 5% positions only in SEC-reporting companies. For simplicity, these affiliates are referred to below as the “Group,” “we,” “us,” or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within categories I through III below, the descriptions are listed in chronological order based upon the completion date of the investment; within categories IV through VIII below, the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds, or, in limited instances, the acquisition date of the 5% position of a non-reporting company.

I.

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

CUSIP No. 01374T102	SCHEDULE 13D	Page 10 of 35

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

CUSIP No. 01374T102	SCHEDULE 13D	Page 11 of 35

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI’s sale to HomeTrust Bancshares, Inc. was announced on January 23, 2014.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI is implementing a plan of voluntary dissolution.

CUSIP No. 01374T102	SCHEDULE 13D	Page 12 of 35

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP’s sale. On June 2, 2016, PBCP’s sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We encouraged WBKC to maximize shareholder value through share repurchases and payments of special dividends, and we supported management and the board’s consistent efforts to do so. On June 14, 2017, WBKC’s sale to Horizon Bancorp was announced.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on March 10, 2016. We believed FFNM was positioned to repurchase shares, and we urged management and the board to do so. FFNM deregistered its shares of common stock effective in 2016. On January 16, 2018, FFNM’s sale to Mackinac Financial Corporation was announced.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We supported JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends. On January 18, 2018, JXSB’s sale to CNB Bank Shares, Inc. was announced.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017. That acquisition was delayed due to regulatory issues at Washington Federal, Inc. On July 17, 2018, ANCB’s sale to FS Bancorp, Inc. at a higher price was announced.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. Having met with management over the years, we believe management and the board acted in good faith to maximize shareholder value through HBK’s announced sale to Orrstown Financial Services, Inc. on October 23, 2018.

CUSIP No. 01374T102	SCHEDULE 13D	Page 13 of 35

II.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 26, 2003, OTFC and FirstBank NW Corp. announced their merger, and the merger was completed on October 31, 2003.

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HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares, Inc.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

CUSIP No. 01374T102	SCHEDULE 13D	Page 15 of 35

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL’s board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 13, 2015, FRTR’s sale was announced, and the cash deal was completed on May 13, 2016.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On December 6, 2017, SSNF’s sale to The First Bancshares, Inc. was announced, and the cash/stock deal was completed on April 2, 2018.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We reached an agreement with DLNO, and in May 2017, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 18, 2017, DLNO’s sale to First Bank was announced, and the stock deal was completed on April 30, 2018.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK’s board was not focused on maximizing shareholder value and nominated a director for election at PBSK’s 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK’s 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We publicly called for PBSK’s sale, and on July 11, 2018, PBSK’s sale to City Holding Company was announced. The stock deal was completed on December 7, 2018.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. At HFBC’s May 2013 annual meeting, we nominated a director for the board of directors and strongly opposed HFBC’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two to one margin, and the proposed Sumner deal was subsequently terminated in August 2013.

On May 1, 2017, we sent a letter to stockholders (filed as Exhibit 13 to the Twelfth Amendment to our Schedule 13D) detailing the extensive real estate holdings of HFBC’s CEO, John Peck, as well as numerous other conflicts of interest of both Mr. Peck and HFBC’s counsel, George M. (“Greg”) Carter, of which HFBC board members were apparently unaware. Subsequently, HFBC formed a “Special Litigation Committee” to investigate. On February 23, 2018, HFBC filed a Form 8-K reporting that although the Special Litigation Committee did not dispute the facts in the May 1 letter, it declined to recommend HFBC bring a lawsuit or remedial action against John Peck.

On May 4, 2017, we filed a complaint in the Delaware Court of Chancery against HFBC, the current members of the board of directors and one former board member, asking the Court to declare that HFBC’s prejudicial bylaw was invalid and that the directors breached their fiduciary duties. On October 4, 2017, HFBC announced it had amended the bylaw thus mooting that case. Subsequently, we filed a motion to recover our attorneys’ fees and expenses, which Vice Chancellor J. Travis Laster granted in its entirety on February 7, 2018, awarding us $610,312. In his ruling on the motion, the Judge excoriated the conduct of HFBC’s board; the full court transcript is filed as Exhibit 14 to the Fourteenth Amendment to our Schedule 13D.

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On February 23, 2018, we formally demanded that HFBC’s board of directors take action against the Issuer’s attorneys, Edward B. Crosland, Jr., of Jones Walker LLP and Greg Carter of Carter & Carter Law Firm, for legal malpractice and seek damages in excess of $1 million to HFBC; our demand letter is attached as Exhibit 15 to the Fifteenth Amendment to our Schedule 13D.

Following our nomination of Mark D. Alcott in March of 2018 for election to HFBC’s board of directors to replace John Peck, we entered into a Standstill Agreement with HFBC dated April 10, 2018, whereby Mr. Alcott would be appointed to the HFBC board. The board also adopted revised compensation policies requiring HFBC to reach at least average annual performance relative to that of its peer group, or its executive officers would not receive salary raises, bonuses or perquisites.

Mr. Alcott’s appointment to the HFBC board became effective on April 18, 2018. On January 7, 2019, HFBC’s sale to First Financial Corporation was announced.

III.

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

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In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time. On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, HFBL’s market price increased and reflected fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

CUSIP No. 01374T102	SCHEDULE 13D	Page 18 of 35

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

First Financial Northwest, Inc. (“FFNW”) – We filed our original Schedule 13D reporting our position on September 12, 2011. At the Company’s 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from the Company and board. After the Company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with the Company. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

Since 2013, we believed management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW’s shares. In our estimation, FFNW’s market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted Company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

CUSIP No. 01374T102	SCHEDULE 13D	Page 19 of 35

Malvern Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF’s long-standing CEO resigned, its chairman of the board stepped down and several directors resigned from the board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement’s performance targets. John P. O’Grady continued to serve as an independent director on the board but no longer as our nominee.

After meeting with the new CEO and the new chairman of the board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted Company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board acted in good faith to maximize shareholder value through share repurchases. In our estimation, SUGR’s market price increased to reflect fair value; on July 28, 2017, we disclosed that we sold our shares in the open market.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We supported PROV’s consistent efforts to maximize shareholder value through a meaningful number of share repurchases. In our estimation, PROV’s market price increased and reflected fair value; on September 25, 2017, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

CUSIP No. 01374T102	SCHEDULE 13D	Page 20 of 35

IV.

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with KFS’s CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, and our other nominee was elected chairman of the board. In addition, the board fired the CEO and CFO for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board.

Since then, Joseph Stilwell has remained on the board, and KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks. On May 24, 2018, the Group announced it would withhold its proxy votes on the reelection of the then current CEO at the KFS annual meeting. Although the CEO was reelected to the board, the board announced on September 5, 2018, a CEO transition in which he would no longer serve as CEO. The KFS board appointed John T. Fitzgerald as the new CEO to execute its warranty segment strategy.

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MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares, and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urged management and the board to complete the existing 5% share repurchase plan and put MBCQ up for sale when permitted in January 2018. On February 20, 2018, we reached an agreement with MBCQ, and our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors.

V.

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. In 2014, we supported H. Stewart Fitz Gibbon III’s appointment as CEO and as a director on the board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value. When the board announced Mr. Fitz Gibbon’s unexplained resignation on December 20, 2016, we nominated a director for election at WAYN’s 2017 annual meeting. We lost by a narrow margin.

We nominated a director for election at WAYN’s 2018 annual meeting with the belief that there have been multiple suitors interested in acquiring WAYN, and that the board has a duty to evaluate strategic alternatives to maximize shareholder value. Our nominee was not elected.

Due to projected and achieved Return on Equity (ROE) targets since WAYN’s 2018 annual meeting, we will not seek board representation in 2019.

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. We believe IROQ must increase its rate of share repurchases while the shares remain below book value.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value. CROL deregistered its shares of common stock effective in 2017.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We will urge management and the board to repurchase shares as soon as CFDB is permitted.

First Advantage Bancorp (“FABK”) - We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board will act in good faith to maximize shareholder value over the long term. FABK deregistered its shares of common stock effective in 2013.

CIB Marine Bancshares, Inc. (“CIBH”) – We believe management and the board are acting in good faith to maximize shareholder value. CIBH deregistered its shares of common stock effective in 2012.

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West Town Bancorp, Inc. (“WTWB”) – We believe management and the board are acting in good faith to maximize shareholder value. WTWB deregistered its shares of common stock effective in 2003.

VI.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We urged management and the board to repurchase shares as soon as BFFI was permitted. We now believe BFFI should be sold and intend to gain board representation at BFFI’s 2019 annual meeting.

Wheeler Real Estate Investment Trust, Inc. (“WHLR”) - We filed our original Schedule 13D reporting our position on July 3, 2017. On December 4, 2017, we announced our nominees and alternate nominee for WHLR’s 2018 election of directors. On January 17, 2018, we called for Jon Wheeler’s removal from WHLR, and he was fired by the board on January 29, 2018.

We ran three nominees for election as directors at WHLR's 2018 annual meeting. They lost. On April 15, 2019, we announced our nominees for election as directors at WHLR’s 2019 annual meeting. We believe a meaningful number of WHLR’s legacy directors should resign.

VII.

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares are held by a mutual holding company controlled by NECB’s board. We opposed the grant of an equity incentive plan for the NECB board, and to this day, the board and management have not received such a plan. In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal. NECB deregistered its shares of common stock effective in 2016.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. SCAY deregistered its shares of common stock effective in 2009. We believed SCAY was positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We encouraged management and the board to choose the path that would maximize shareholder value, but they chose neither path. On January 29, 2018, we served a letter to the board demanding that SCAY undertake a second-step conversion. Subsequent to our letter, SCAY announced its merger with a smaller mutual.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

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Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 12,875,566, reported as of March 8, 2019, in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2019.

(A)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 1,101,491

Percentage: 8.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,101,491

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,101,491

(c)	Stilwell Value Partners VII has not purchased or sold shares of Common Stock in the past 60 days.

(d) Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VII with regard to those shares of Common Stock.

(B)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 1,101,491

Percentage: 8.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,101,491

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,101,491

(c)	Stilwell Activist Fund has not purchased or sold shares of Common Stock in the past 60 days.

(d) Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(C)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 1,101,491

Percentage: 8.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,101,491

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,101,491

CUSIP No. 01374T102	SCHEDULE 13D	Page 24 of 35

(c)	Stilwell Activist Investments has not purchased or sold shares of Common Stock in the past 60 days. Stilwell Activist Investments is a party to a Swap Agreement (as defined and described in Item 6 below). Schedule B, attached hereto and incorporated herein by reference, sets forth the transactions in the Issuer’s securities made pursuant to the Swap Agreement since the filing of the Sixth Amendment.

CUSIP No. 01374T102	SCHEDULE 13D	Page 25 of 35

(d) Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(D)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 1,101,491

Percentage: 8.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,101,491

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,101,491

(c)	Stilwell Associates has not purchased or sold shares of Common Stock in the past 60 days.

(d) Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(E)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 1,101,491

Percentage: 8.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,101,491

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,101,491

(c)	Stilwell Value LLC has made no purchases, sales or transfers of shares of Common Stock.

(d) Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

(F)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 1,101,491

Percentage: 8.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,101,491

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,101,491

(c)	Joseph Stilwell has made no purchases, sales or transfers of shares of Common Stock.

CUSIP No. 01374T102	SCHEDULE 13D	Page 26 of 35

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On January 23, 2019, the Group entered into separate nominee agreements (each, a “Nominee Agreement” and, together, the “Nominee Agreements”) with Michelle D. Bergman, Corissa B. Porcelli and Kerry G. Campbell (collectively, the “Nominees”), pursuant to which each Nominee has agreed, should the Group so elect, to stand for election to the Issuer’s board of directors at the Issuer’s 2019 annual stockholder meeting and to serve as director if elected. Pursuant to the Nominee Agreements, the Group has agreed to (i) reimburse all of each Nominee’s actual out-of-pocket expenses incurred in connection with the nomination process and (ii) indemnify each Nominee for any damages and expenses incurred in connection with her or his nomination for director of the Issuer. The foregoing summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Nominee Agreements, copies of which are filed as Exhibits 3, 4 and 5 to the Fourth Amendment and are incorporated by reference herein.

Stilwell Activist Investments has entered into a certain cash-settled total return swap agreement, effective as of January 22, 2019 (the “Swap Agreement”), pursuant to which it purchased certain cash-settled swaps constituting economic exposure to notional shares of Common Stock, with a maturity date of March 1, 2022. The Swap Agreement provides Stilwell Activist Investments with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreement (such shares, the “Subject Shares”). Pursuant to the Swap Agreement, Stilwell Activist Investments, as of April 15, 2019, had an aggregate economic exposure of 269,873 shares of Common Stock (representing approximately 2.1% of the outstanding shares of Common Stock on the same basis). The Group disclaims beneficial ownership of the Subject Shares.

Other than the Nominee Agreements and the Swap Agreement, as described above, and the Amended Joint Filing Agreement filed as Exhibit 2 to the Third Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates and Joseph Stilwell, in his capacities as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated December 28, 2017, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated November 27, 2018, filed with the Third Amendment
3	Nominee Agreement, dated January 23, 2019, with Nominee Michelle D. Bergman, filed with the Fourth Amendment
4	Nominee Agreement, dated January 23, 2019, with Nominee Corissa B. Porcelli, filed with the Fourth Amendment
5	Nominee Agreement, dated January 23, 2019, with Alternate Nominee Kerry G. Campbell, filed with the Fourth Amendment
6	Letter to Shareholders, dated April 15, 2019

CUSIP No. 01374T102	SCHEDULE 13D	Page 27 of 35

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2019

STILWELL VALUE PARTNERS VII, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL ASSOCIATES, L.P.

	By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
		By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
	By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi
Megan Parisi
Attorney-In-Fact

CUSIP No. 01374T102	SCHEDULE 13D	Page 28 of 35

THE STILWELL GROUP 111 BROADWAY, 12TH FLOOR NEW YORK, NY 10006 (212) 269-1551 INFO@STILWELLGROUP.COM April 15, 2019 Dear Fellow ABDC Owner, We are the largest shareholder of the Company. We have nominated two directors for election at the 2019 Annual Meeting of Shareholders. We believe the Company should be sold to the highest bidder or liquidated. The accompanying slides explain our position. Sincerely, Megan Parisi 917-881-8076 mparisi@stilwellgroup.com Enclosure

CUSIP No. 01374T102	SCHEDULE 13D	Page 29 of 35

1 Period Dividends Paid 1 EPS 2 IPO -2Q14 $0.18 $0.28 3Q14 $0.34 $0.58 4Q14 $0.34 $0.23 1Q15 $0.34 $0.37 2Q15 $0.34 $0.47 3Q15 $0.34 $0.24 4Q15 $0.34 -$0.15 1Q16 $0.34 $0.32 2Q16 $0.34 $0.10 3Q16 $0.34 -$0.14 4Q16 $0.34 $0.37 1Q17 $0.37 $0.08 2Q17 $0.34 -$0.38 3Q17 $0.34 -$0.11 4Q17 $0.25 -$0.96 1Q18 $0.18 $0.25 2Q18 $0.18 -$0.16 3Q18 $0.18 $0.23 4Q18 $0.18 $0.08 Total $5.60 $1.70 BNY Mellon appears to be the only one who has benefited from ABDC’s existence. ABDC has under-earned its dividend in 12 of 19 quarters. It has cumulative EPS of $1.70 while it paid out $5.60 in dividends per share, effectively “covering” its dividend through capital returns. Meanwhile, BNY Mellon 3 collected over $24,000,000 in advisory fees. 1 –Dividends declared and paid on common stock, as reported in Item 8 of ABDC’s Annual Report on Form 10-K, filed with the SEC on March 12, 2019, pp. 95-96, and ABDC’s Annual Report on Form 10-K, filed with the SEC on March 10, 2017, p. 102, reporting dividends declared and paid on commonstock. 2 –Basic and diluted earnings per common share, as reported in Item 8 of ABDC’s Annual Report on Form 10-K, filed with the SEC on March 12, 2019, pp. 106-107, and ABDC’s Annual Report on Form 10-K, filed with the SEC on March 10, 2017, pp. 115-116, reporting basic and diluted earnings per common share. 3 –ABDC is managed by Alcentra NY, LLC, a subsidiary of BNY Mellon. See Slide 2, Note 1 for additional detail.

CUSIP No. 01374T102	SCHEDULE 13D	Page 30 of 35

2 We believe the path forward is clear. ABDC should sellitself to the highest bidder or liquidate. ABDC is (inadequately) managed by Alcentra NY, LLC, a subsidiary 1 of BNY Mellon. The only beneficiary of ABDC’s continued existence appears to be BNY Mellon. Why should ABDC shareholders subsidize a thriving bank? Despite shareholdersfrom the IPO losing money even after almost 5 years of dividends, ABDC paid advisory fees of $24,726,793 2 to BNY Mellonduring that time. Within the past year and a half, ABDC’s board has implemented 2 consecutive dividend cuts: (4Q 2017: $0.34/quarter to $0.25/quarter; 1Q 2018: $0.25/quarter to $0.18/quarter). To fix ABDC’s problems, management proposes rotating the portfolio into more senior, lower-yielding debt —a strategythat they admit will take “a couple of years” 3 to complete. 4 1 –Alcentra NY, LLC is a subsidiary of BNY Alcentra Group Holdings, Inc., a wholly-owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). 2 –The sum of all base management fees and incentive fees, net of waivers, paid by ABDC from its May 8, 2014 Inception through December 31, 2018, reported in Item 6 of ABDC’s Annual Report on Form 10-K, filed with the SEC on March 12, 2019, p. 74, and ABDC’s Annual Report on Form 10-K, filed with the SEC on March 10, 2017, p. 79, reporting management fees, income-based incentive fees, capital gains incentive fees, waivers of management fees, and waivers of capital gains incentive fees. 3 –Based on executives’ remarks during ABDC’s 2Q 2018 and 3Q 2018 earnings calls, as transcribed by Thomson Reuters StreetEvents. 4 –Also, on April 4, 2019, ABDC announced that the Board has hired a financial advisor and is formally reviewing strategic alternatives for the Company (as stated in a PR Newswire article titled “Alcentra Capital Corporation Announces Strategic Alternatives Review”).

CUSIP No. 01374T102	SCHEDULE 13D	Page 31 of 35

3 Even if ABDC out-earns its dividend (which it has never done on an annual basis) by $.08, it will generate $.80 NII this year on an $11.13 NAV. A 7.2% return on a leveraged “below-investment grade portfolio” 5 is insufficient to justify continued existence. To maximize shareholder value, ABDC should sell itself or liquidate. 1 –As stated in a Janney Montgomery Scott research report, published on March 12, 2019, p. 3, stating NII per share. 2 –As stated in a Keefe, Bruyette & Woods research report, published on March 12, 2019, p. 5, stating NOI/share. 3 –As stated in an Oppenheimer & Company research report, published on March 12, 2019, p. 4, stating net investment income per common share. 4 –As stated in a Raymond James research report, published on March 12, 2019, p. 4, stating net investment income per share. 5 –According to p. 2 of ABDC’s 2018 10-K, filed with the SEC on March 12, 2019, the Company believes its portfolio companies would most likely receive below-investment grade ratings from nationally recognized ratings agencies. Net Investment Income Estimate Projections Sell-Side Coverage FY19 FY20 Janney Montgomery Scott 1 $.83 $.81 Keefe, Bruyette & Woods 2 $.78 $.76 Oppenheimer & Company 3 $.82 $.84 Raymond James 4 $.78 $.84 Average $.80 $.81

CUSIP No. 01374T102	SCHEDULE 13D	Page 32 of 35

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF STILWELL ACTIVIST INVESTMENTS, L.P. AND ITS AFFILIATES (COLLECTIVELY, "STILWELL"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ALCENTRA CAPITAL CORPORATION (THE "COMPANY"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, AND OTHER SOURCES. IT DOES NOT CONSIDER IN ANY MANNER THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY OR ANY OTHER PERSON. THIS PRESENTATION DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, ITS SECURITIES OR THE MATTERS DESCRIBED HEREIN. EACH RECIPIENT SHOULD CONSULT ITS OWN COUNSEL, TAX AND FINANCIAL ADVISERS AS TO THE LEGAL AND RELATED MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN.

THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR RELATED FINANCIAL INSTRUMENTS OF THE COMPANY OR ANY OTHER PERSON IN ANY JURISDICTION.

NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. STILWELL EXPRESSLY DISCLAIMS ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED THEREIN AND/OR OMISSIONS THEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION. NO AGREEMENT, COMMITMENT OR UNDERSTANDING OR LEGAL RELATIONSHIP EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG STILWELL OR ANY OTHER PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION. STILWELL HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED HEREIN ARE FORWARD LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ANY PROJECTIONS OR ESTIMATES INCLUDED HEREIN ARE BASED ON CERTAIN ASSUMPTIONS AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING THE COMPANY'S INDUSTRY GENERALLY AND THE COMPANY SPECIFICALLY. ACTUAL RESULTS MAY DIFFER FROM SUCH FORWARD LOOKING STATEMENTS DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY'S SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN. GIVEN THESE UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD LOOKING STATEMENTS.

STILWELL RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. STILWELL DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ALL REGISTERED OR UNREGISTERED SERVICE MARKS, TRADEMARKS AND TRADE NAMES REFERRED TO IN THIS PRESENTATION ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS, AND STILWELL'S USE HEREIN DOES NOT IMPLY AN AFFILIATION WITH, OR ENDORSEMENT BY, SUCH OWNERS.

4

DISCLAIMER THISPRESENTATIONISFORDISCUSSIONANDINFORMATIONALPURPOSESONLY.THEVIEWS EXPRESSEDHEREINREPRESENTTHEOPINIONSOFSTILWELLACTIVISTINVESTMENTS,L.P. ANDITSAFFILIATES(COLLECTIVELY,“STILWELL”),ANDAREBASEDONPUBLICLYAVAILABLE INFORMATIONWITHRESPECTTOALCENTRACAPITALCORPORATION(THE“COMPANY”), INCLUDING FILINGS MADE BY THE COMPANYWITH THE SECURITIES AND EXCHANGE COMMISSION,ANDOTHERSOURCES. ITDOESNOTCONSIDERINANYMANNERTHE SPECIFICINVESTMENTOBJECTIVE,FINANCIALSITUATION,SUITABILITY,ORTHEPARTICULAR NEEDOFANYSPECIFICPERSONWHOMAYRECEIVETHISPRESENTATION,ANDSHOULDNOT BETAKENASADVICEONTHEMERITSOFANYINVESTMENTDECISIONWITHRESPECTTOTHE COMPANYORANYOTHERPERSON.THISPRESENTATIONDOESNOTPURPORTTOCONTAIN ALLOFTHEINFORMATIONTHATMAYBERELEVANTTOANEVALUATIONOFTHECOMPANY, ITSSECURITIESORTHEMATTERSDESCRIBEDHEREIN.EACHRECIPIENTSHOULDCONSULTITS OWNCOUNSEL,TAXANDFINANCIALADVISERSASTOTHELEGALANDRELATEDMATTERS CONCERNINGTHEINFORMATIONCONTAINEDHEREIN. THISPRESENTATIONISNOTANOFFERTOSELLORTHESOLICITATIONOFANOFFERTOBUY ANYSECURITIESORRELATEDFINANCIALINSTRUMENTSOFTHECOMPANYORANYOTHER PERSONINANYJURISDICTION. NOREPRESENTATION,WARRANTYORUNDERTAKING,EXPRESSORIMPLIED,ISGIVENASTO THEACCURACYORCOMPLETENESSOFTHEINFORMATIONORVIEWSCONTAINEDHEREIN. STILWELL EXPRESSLY DISCLAIMS ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATIONANDANYERRORSCONTAINEDTHEREINAND/OROMISSIONSTHEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION. NO AGREEMENT, COMMITMENTORUNDERSTANDINGORLEGALRELATIONSHIPEXISTSORSHALLBEDEEMED TOEXISTBETWEENORAMONGSTILWELLORANYOTHERPARTYORPARTIESBYVIRTUEOF FURNISHINGTHISPRESENTATION. STILWELLHASNOTSOUGHTOROBTAINEDCONSENT FROMANYTHIRDPARTYTOUSEANYSTATEMENTSORINFORMATIONINDICATEDHEREINAS HAVINGBEENOBTAINEDORDERIVEDFROMSTATEMENTSMADEORPUBLISHEDBYTHIRD PARTIES. ANY SUCH STATEMENTSOR INFORMATION SHOULD NOT BE VIEWED AS INDICATINGTHESUPPORTOFSUCHTHIRDPARTYFORTHEVIEWSEXPRESSEDHEREIN. EXCEPTFORTHEHISTORICALINFORMATIONCONTAINEDHEREIN,THEMATTERSADDRESSED HEREIN ARE FORWARD LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ANYPROJECTIONSORESTIMATESINCLUDEDHEREINAREBASEDON CERTAINASSUMPTIONS AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDINGRISKSANDCHANGESAFFECTINGTHECOMPANY’SINDUSTRYGENERALLYAND THE COMPANY SPECIFICALLY. ACTUAL RESULTSMAY DIFFER FROM SUCH FORWARD LOOKINGSTATEMENTSDUETOREASONSTHATMAYORMAYNOTBEFORESEEABLE. THERE CANBENOASSURANCETHATTHECOMPANY’SSECURITIESWILLTRADEATTHEPRICESTHAT MAYBEIMPLIEDHEREIN.GIVENTHESEUNCERTAINTIES,READERSARECAUTIONEDNOTTO PLACEUNDUERELIANCEONSUCHFORWARDLOOKINGSTATEMENTS. STILWELLRESERVESTHERIGHTTOCHANGEORMODIFYANYOFITSOPINIONSEXPRESSED HEREINATANYTIMEASITDEEMSAPPROPRIATE.STILWELLDISCLAIMSANYOBLIGATIONTO UPDATETHEINFORMATIONCONTAINEDHEREIN. ALLREGISTEREDORUNREGISTEREDSERVICEMARKS,TRADEMARKSANDTRADENAMES REFERREDTOINTHISPRESENTATIONARETHEPROPERTYOFTHEIRRESPECTIVEOWNERS, ANDSTILWELL’SUSEHEREINDOESNOTIMPLYANAFFILIATIONWITH,ORENDORSEMENTBY, SUCHOWNERS. 4

CUSIP No. 01374T102	SCHEDULE 13D	Page 33 of 35

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Stilwell Activist Investments, L.P. and Stilwell Value Partners VII, L.P., together with the other participants named herein (collectively, "Stilwell"), intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of their slate of director nominees at the 2019 annual meeting of stockholders of Alcentra Capital Corporation, a Maryland corporation (the "Company").

STILWELL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are Stilwell Activist Investments, L.P. (“Stilwell Activist Investments”), Stilwell Value Partners VII, L.P. (“Stilwell Value Partners VII”), Stilwell Activist Fund, L.P. ("Stilwell Activist Fund"), Stilwell Associates, L.P. (“Stilwell Associates”), Stilwell Value LLC (“Stilwell Value LLC”), Joseph Stilwell, Corissa B. Porcelli, Michelle D. Bergman and Kerry G. Campbell.

As of the date hereof, Stilwell Activist Investments directly owns 402,367 shares of Common Stock, par value $0.001, of the Company (the "Common Stock"). As of the date hereof, Stilwell Value Partners VII directly owns 344,285 shares of Common Stock. As of the date hereof, Stilwell Activist Fund directly owns 204,840 shares of Common Stock. As of the date hereof, Stilwell Associates directly owns 150,000 shares of Common Stock. Stilwell Value LLC, as the general partner of each of Stilwell Activist Investments, Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Associates, may be deemed the beneficial owner of the 1,101,491 shares of Common Stock owned directly by Stilwell Activist Investments, Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Associates. Mr. Stilwell, as the managing member and owner of Stilwell Value LLC, may be deemed the beneficial owner of the 1,101,491 shares of Common Stock owned directly by Stilwell Activist Investments, Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Associates.

Stilwell Activist Investments has entered into certain cash-settled total return swap agreements that constitute economic exposure to an aggregate of 263,861 notional shares of Common Stock.

As of the date hereof, Ms. Porcelli, Ms. Bergman, and Mr. Campbell do not own any shares of Common Stock.

5

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS StilwellActivistInvestments,L.P.andStilwellValuePartnersVII,L.P.,togetherwiththeother participants named herein (collectively,"Stilwell"), intend to file a preliminary proxy statementandaccompanyingproxycardwiththeSecuritiesandExchangeCommission ("SEC")tobeusedtosolicitvotesfortheelectionoftheirslateofdirectornomineesatthe 2019 annual meeting of stockholders of Alcentra Capital Corporation, a Maryland corporation(the"Company"). STILWELLSTRONGLYADVISESALLSTOCKHOLDERSOFTHECOMPANYTOREADTHEPROXY STATEMENTANDOTHERPROXYMATERIALSASTHEYBECOMEAVAILABLEBECAUSETHEY WILLCONTAINIMPORTANTINFORMATION.SUCHPROXYMATERIALSWILLBEAVAILABLEAT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENTWITHOUTCHARGE,WHENAVAILABLE,UPONREQUEST.REQUESTSFORCOPIES SHOULDBEDIRECTEDTOTHEPARTICIPANTS'PROXYSOLICITOR. TheparticipantsintheproxysolicitationareStilwellActivistInvestments,L.P.(“Stilwell ActivistInvestments”),StilwellValuePartnersVII,L.P.(“StilwellValuePartnersVII”),Stilwell ActivistFund,L.P.("StilwellActivistFund"),StilwellAssociates,L.P.(“StilwellAssociates”), StilwellValueLLC(“StilwellValueLLC”),JosephStilwell,CorissaB.Porcelli,MichelleD. BergmanandKerryG.Campbell. Asofthedatehereof,StilwellActivistInvestmentsdirectlyowns402,367sharesofCommon Stock,parvalue$0.001,oftheCompany(the"CommonStock"). Asofthedatehereof, StilwellValuePartnersVIIdirectlyowns344,285sharesofCommonStock.Asofthedate hereof,StilwellActivistFunddirectlyowns204,840sharesofCommonStock.Asofthedate hereof,StilwellAssociatesdirectlyowns150,000sharesofCommonStock. StilwellValue LLC,asthegeneralpartnerofeachofStilwellActivistInvestments,StilwellValuePartners VII,StilwellActivistFund,andStilwellAssociates,maybedeemedthebeneficialownerof the1,101,491sharesofCommonStockowneddirectlybyStilwellActivistInvestments, StilwellValuePartnersVII,StilwellActivistFund,andStilwellAssociates.Mr.Stilwell,asthe managingmemberandownerofStilwellValueLLC,maybedeemedthebeneficialownerof the1,101,491sharesofCommonStockowneddirectlybyStilwellActivistInvestments, StilwellValuePartnersVII,StilwellActivistFund,andStilwellAssociates. Stilwell Activist Investments has entered into certain cash-settled total return swap agreementsthatconstituteeconomicexposuretoanaggregateof263,861notionalshares ofCommonStock. Asofthedatehereof,Ms.Porcelli,Ms.Bergman,andMr.Campbelldonotownanyshares ofCommonStock. 5

CUSIP No. 01374T102	SCHEDULE 13D	Page 34 of 35

SCHEDULE A

On March 16, 2015, Stilwell Value LLC (“Value”) and Joseph Stilwell consented to the entry of a civil administrative SEC order (the “Order”) that, among other things, alleged violations of sections of the Investment Advisers Act of 1940 and certain rules promulgated thereunder for failing to adequately disclose conflicts of interest presented by inter-fund loans. No investor suffered monetary loss from the alleged conduct. The Order, among other things, (1) suspended Mr. Stilwell from March 2015 to March 2016 from association with any investment adviser, broker, dealer, or certain regulated organizations, and imposed upon him a $100,000 civil money penalty; and (2) censured Value, imposed upon it a $250,000 civil money penalty (as well as the repayment obligation of $239,157 in fees), and required it to retain an independent monitor for three years, which monitorship concluded on April 9, 2018. All obligations set forth in the Order have been fully satisfied; there are no remaining obligations or restrictions pursuant to the Order.

CUSIP No. 01374T102	SCHEDULE 13D	Page 35 of 35

SCHEDULE B

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Cash-Settled Equity Swap	4/4/19	7,350	$7.55	$55,487
Purchase of Cash-Settled Equity Swap	4/5/19	11,663	$7.92	$92,371
Purchase of Cash-Settled Equity Swap	4/8/19	1,600	$7.98	$12,769
Purchase of Cash-Settled Equity Swap	4/9/19	1,700	$7.96	$13,528
Purchase of Cash-Settled Equity Swap	4/10/19	3,200	$7.85	$25,123
Purchase of Cash-Settled Equity Swap	4/11/19	1,700	$7.81	$13,276
Purchase of Cash-Settled Equity Swap	4/12/19	2,817	$7.84	$22,075
Purchase of Cash-Settled Equity Swap	4/15/19	6,102	$8.00	$48,119